SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   SCHEDULE 13D
                                   (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   AMENDMENT NO. 2

                                        BNS Co.
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                                    (Name of Issuer)

                                   Class A Common Stock
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                               (Title of Class of Securities)

                                        055961304
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                                      (CUSIP NUMBER)

                                       Paul D. Sonkin
                               Hummingbird Management, LLC
                          (f/k/a Morningside Value Investors, LLC)
                                     153 East 53rd Street
                                  New York, New York 10022
                                        212 521-0975

                       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                   September 17, 2002
                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 pages)

CUSIP No. 055961304                     13D/A               Page 2 of 5 Pages
          --------
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) IRS No. 13-4082842
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
 -----------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

  NUMBER OF         238,747
   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         238,747
   PERSON      ----------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   238,747
--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


     8.13%
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14   TYPE OF REPORTING PERSON*


     OO
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                               (Page 2 of 5 pages)

CUSIP No. 055961304                     13D/A               Page 3 of 5 Pages



 AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2, dated September 17, 2002, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D/A as previously filed by the Reporting Person with the Securities and Exchange Commission on May 17, 2002 (the "Schedule 13D"), relating to the Class A common stock (the "Common Stock") of BNS Co.

          --------

ITEM 1   SECURITY AND ISSUER

         Title of Class of Securities

                  Class A common stock $.01 par value per share (the "Shares")

         Name and Address of Issuer

                  BNS Co. (the "Company" or the "Issuer")
                  275 West Natick Road
                  Warwick, RI 02886

ITEM 2   IDENTITY AND BACKGROUND

	This statement is being filed by Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC), a Delaware limited liability company ("Hummingbird"), whose principal business and principal office address is 153 East 53rd Street, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") and to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund and, accordingly, may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3") to be the beneficial owner of the Shares owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of HVF Capital (f/k/a Morningside Capital, LLC) ("HVF Capital"), the general partner of HVF and Microcap Fund.

	Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 153 East 53rd Street, New York, New York 10022 and whose principal business is investing in securities in order to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HVF Capital is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HVF Capital is 153 East 53rd Street, New York, New York 10022.

	During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HVF Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	As of September 17, 2002, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $504,416.55 and $95,341.89, respectively, in the Shares of the Issuer using their respective working capital. Mr. Sonkin has invested approximately $4,380 in the Shares of the Issuer using personal funds.

ITEM 4   PURPOSE OF TRANSACTION

	The Shares were acquired for investment purposes. However, as set forth in more detail in the letter from Hummingbird to the Issuer dated September 18, 2002, which is incorporated herein and attached to this
Schedule 13D as Exhibit 1, Hummingbird intends to hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make may concern the sale of certain properties of the Issuer and the reduction of certain expenses. Hummingbird intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.

                               (Page 3 of 5 pages)

CUSIP No. 055961304                     13D/A               Page 4 of 5 Pages

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

	(a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 to be the beneficial owner of the aggregate amount of 238,747 Shares representing approximately 8.13% of the outstanding shares of the Issuer based upon 2,937,350 Class A shares outstanding as of June 30, 2002, as reported on the latest 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of shares covered by this Statement.

	Mr. Sonkin is the managing member and the control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of the Shares deemed to be beneficially owed by Hummingbird. Additionally, he is the record and beneficial owner of 2,000 Shares held individually by him. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 238,747 Shares of the Issuer (8.13 % of the outstanding shares). Mr. Sonkin disclaims any economic interest or beneficial ownership of any Shares not held by him individually.

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
8/14/2002    open market purchase                 6,000        2.674
8/22/2002    open market purchase                 1,606        2.759
8/27/2002    open market purchase                   780        2.744

         Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
8/29/2002    open market purchase                 1,000        2.715


         (d) Inapplicable.

         (e) Inapplicable.

                               (Page 4 of 5 pages)

CUSIP No. 055961304                     13D/A               Page 5 of 5 Pages

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Letter from Hummingbird to the Issuer and its Board of Directors dated September 18, 2002 is attached hereto as Exhibit 1.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 18, 2002

HUMMINGBIRD MANAGEMENT, LLC

By:    /s/ Paul D. Sonkin
       --------------------
Name:  Paul D. Sonkin
Title: Managing Member

                               (Page 5 of 5 pages)

					  					EXHIBIT 1

                                       Hummingbird Management, LLC
                                        153 E. 53rd St, 55th Floor
                                           New York, NY 10022
                                              212 521-0975

September 18, 2002

Via facsimile and US mail


Kenneth N. Kermes, Chairman of the Board
Russell A. Boss
Richard A. Donnelly
Howard K. Fuguet
John Robert Held
Roger E. Levien
John M. Nelson
Henry D. Sharpe, III
Andrew C. Genor, President & Chief Executive Officer, BNS Co.

BNS Co.
275 West Natick Road
Warwick, RI 02886

Dear Sirs:

We congratulate the board on the decision to sell Xygent. We are very pleased that the board has taken to heart the concerns of the shareholders of BNS. We wanted to take this opportunity to advance a few thoughts we had as to how BNS should proceed from here. Our motivation is purely financial; we only seek to maximize returns from our investment. The important goals are to maximize returns on remaining assets while minimizing taxes and ongoing costs, thereby maximizing the ultimate cash payment, to the owners of the company.
We feel that the company should immediately distribute to shareholders as much cash as possible without reducing shareholder equity below zero. We understand that certain problems arise if the number falls below zero. Given the company's cash flow, there should be no danger of equity decreasing below zero so long as expenses are reduced. We understand that any amounts of money paid out this year would have more favorable tax treatment than monies paid out next year. A distribution of $800,000, or $0.25 per share, would also send a strong signal of management's commitment to returning capital to the owners of the company.

The other parts of the program we advocate are:

Maximizing the value of the assets

	Rhode Island Property

	1. Building -- We feel that the building should not be sold for less than a 12% caprate, or $15 million based on a current cash flow of $1.8 million. There is no pressure to sell the property. In a better real estate market, we feel the building could be sold for more than $15 million. Additionally, we understand that until the environmental issue is resolved, a buyer would not be able to obtain financing. We encourage management to wait until this process is completed, so as not to limit the number of potential buyers

	2. Raw land adjacent to building -- We feel that there is no rush to sell this property either.If the land could be subdivided, we believe that the company could receive as much as $60,000 per acre, or $3 million for all 50 acres, equaling almost $1 per share.

	UK Gravel Pit

	We understand that if sold today, as is, the property would be worth $2.5 million. We further understand that if Heathrow decided to build a fifth runway, the property could be worth substantially more. We feel it would be worthwhile to pursue this possibility so long as the cash outlays are minimal.

Minimizing taxes and expenses:

	1. Utilizing net operating losses -- We feel that efforts should be made to fully utilize the company's NOL. Using the NOL to shield income thrown off from the building and from proceeds from asset sales would minimize tax expense to the company.

	2. Reduce public company expense -- We feel that the current expenses are much too high for a company of this size with no operating business other than owning real estate. We have worked with management teams of companies in liquidation, and believe that ongoing expenses should not be more than $200,000 to $300,000 per year. D&O tail insurance for three years should be $400,000 to $500,000 (one time). We feel that the following ideas should be examined:

	a. Reduce number of board members -- We feel that it is an unnecessary expense to have more than one or two directors for a company this size.

	b. Reduce management expense -- One large component of ongoing corporate expense is salaries. We feel that a company this size does not need five full time employees. An alternative would be to hire a management company or a part time CEO/CFO, which we believe would cost approximately $10,000 per month. We would like the board to investigate this possibility as soon as possible. We can supply names of companies and individuals who can provide these services.
If Mr. Genor would agree to fulfill these duties at the same rate as a management company, we would be comfortable with him doing the job.

	c. Discontinue special grants to board and management -- We were outraged that a restricted stock award of 75,715 shares was made to directors in April of 2002. We believe that no grants of any type should be made to management or the board without prior approval of shareholders. Shareholders have voiced their disapproval at the company's annual meeting by voting down the increase in the number of shares deliverable under the company's 1999 equity incentive plan.

	d. Pay off liability to Genor-- We understand that pursuant to Mr. Genor's change of control clause in his employment agreement he is receiving $20,000 per month. We would encourage the board to investigate ways to eliminate this expense and pay off any liabilities due to Mr. Genor, in cash.

	e. Remove small shareholders and / or stop filing with the SEC -- We do not know how many shareholders hold under 100, 500 or 1,000 shares but we would support any type of odd-lot tender or reverse stock split which would remove these small shareholders as long as it makes economic sense. Along those lines, if it were possible to reduce the number of shareholders below 300, the company might be able to terminate registration requirements with the SEC, which would eliminate an extra layer of accounting, legal and printing costs. If the company were to stop making filings with the SEC, we would insist upon regular quarterly financial statements.


Thank you for your attention. I know that we and other shareholders eagerly await your reply. Please contact me at your earliest convenience so that we can discuss these matters.


Sincerely,



Paul D. Sonkin
Managing Member
Hummingbird Management, LLC